PROSPECTUS SUPPLEMENT                      FILED PURSUANT TO RULE NO.  424(b)(3)
(To Prospectus dated March 12, 2002)                 REGISTRATION NO.  333-92613
                                                                       333-95807




                                 [LOGO OMITTED]




                        1,000,000,000 Depositary Receipts
                            Telecom HOLDRS (SM) Trust

         This prospectus supplement supplements information contained in the prospectus dated March 12, 2002 relating to the sale of up to 1,000,000,000 depositary receipts by the Telecom HOLDRS (SM) Trust.

         The share amounts specified in the table on page 12 of the base prospectus shall be replaced with the following:

                                                        Share         Primary
               Name of Company (1)       Ticker        Amounts    Trading Market
--------------------------------------   ------        -------    --------------
ALLTEL Corp.                               AT             2            NYSE
AT&T Corp.                                 T             25            NYSE
AT&T Wireless Services                    AWE           8.045          NYSE
BCE Inc.                                  BCE             5            NYSE
BellSouth Corp.                           BLS            15            NYSE
Broadwing Inc.                            BRW             2            NYSE
CenturyTel, Inc.                          CTL             1            NYSE
Level 3 Communications, Inc.              LVLT            3           NASDAQ
MCI Group                                 MCIT          0.88          NASDAQ
Nextel Communications, Inc.               NXTL            6           NASDAQ
Qwest Communications International Inc.    Q          12.91728         NYSE
SBC Communications Inc.                   SBC            27            NYSE
Sprint Corporation-FON Group              FON             6            NYSE
Sprint Corporation-PCS Group              PCS             6            NYSE
Telephone and Data Systems, Inc.          TDS             1            AMEX
Verizon Communications                     VZ           21.76          NYSE
WorldCom Group                            WCOM           22           NASDAQ

-----------------

     (1) On April 23, 2002, McLeodUSA, Inc. was delisted from trading on the Nasdaq NMS. As set forth in the prospectus, because McLeodUSA, Inc. was not listed for trading on another U.S. national securities exchange within five business days from the date of delisting, the shares of McLeodUSA, Inc. were distributed at a rate of .03 shares per Telecom HOLDR. As a result, McLeodUSA, Inc. is no longer represented in Telecom HOLDRS.


         The share amounts listed in the table above reflect all previous stock splits, dividends and business combination transactions.

Recent Developments

         As of January 2, 2002, Standard & Poor's Corporation sector classifications are based upon the new Standard & Poor's Global Industry Classification Standard ("GICS") sectors. Standard & Poor's Corporation is an independent source of market information that, among other things, maintains the Global Industry Classification Standard, which classifies the securities of public companies into various sector classifications based upon GICS sectors, which are derived from its own criteria. The GICS classification standards were exclusively effective on January 2, 2002. There are 10 Standard & Poor's GICS sectors and each class of publicly traded securities of a company are given only one GICS sector.

         The securities included in the Telecom HOLDRS are currently represented in the Telecommunication Services GICS sector. The Standard & Poor's GICS sector classifications of the securities included in the Telecom HOLDRS may change over time if the companies that issued these securities change their focus of operations or if Standard & Poor's alters the criteria it uses to determine GICS sectors, or both.

         As provided in the depositary trust agreement, in addition to the other reconstitution events described therein, if the underlying securities of an issuer cease to be outstanding as a result of a merger, consolidation, corporate combination or other event, the trustee will distribute the consideration paid by and received from the acquiring company to the beneficial owners of Telecom HOLDRS only if the distributed securities have a different Standard & Poor's GICS sector classification than any of the underlying securities represented in the Telecom HOLDRS at the time of the distribution or exchange or if the securities received are not listed for trading on a U.S. national securities exchange or through the Nasdaq National Market System. In any other case, the additional securities received as consideration will be deposited into the Telecom HOLDRS trust.

         In addition, securities of a new company will be added to the Telecom HOLDRS, as a result of a distribution of securities by an underlying issuer, where a corporate event occurs, or where the securities of an underlying issuer are exchanged for the securities of another company, unless the securities received have a Standard & Poor's GICS sector classification that is different from the GICS sector classification of any other security then included in the Telecom HOLDRS or are not listed for trading on a U.S. national securities exchange or through the Nasdaq National Market System.

            The date of this prospectus supplement is June 30, 2002.